# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, DC 20549

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# FORM 8-K

### CURRENT REPORT PURSUANT TO
### SECTION 13 OR 15(d) OF THE
### SECURITIES EXCHANGE ACT OF 1934

**Date of report (Date of earliest event reported): August 21, 2014**

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# McDONALD'S CORPORATION
**(Exact Name of Registrant as Specified in Charter)**

| **Delaware** | **1-5231** | **36-2361282** |
|:---:|:---:|:---:|
| **(State or Other Jurisdiction** | **(Commission** | **(IRS Employer** |
| **of Incorporation)** | **File Number)** | **Identification No.)** |

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**One McDonald's Plaza**
**Oak Brook, Illinois**
**(Address of Principal Executive Offices)**

**60523**
**(Zip Code)**

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**(630) 623-3000**
**(Registrant's telephone number, including area code)**

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**Not Applicable**
**(Former Name or Former Address, if Changed Since Last Report)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

On August 21, 2014, the Compensation Committee of the Board of Directors of McDonald's Corporation approved a 10.7% salary increase effective September 1, 2014 for David Hoffmann, President of McDonald's Asia/Pacific, Middle East and Africa.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**McDONALD'S CORPORATION**
(Registrant)

Date:  August 27, 2014

By:  /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—Associate General Counsel
and Assistant Secretary